Filed Pursuant to Rule 424(b)(3)

Registration No. 333-281987

PROSPECTUS

1,299,999 Shares of Common Stock

Elevai Labs Inc.

This prospectus relates to the resale of 1,299,999 shares of common stock, par value $0.0001 per share, by the selling stockholders (the “Selling Stockholders”) of Elevai Labs Inc. We will not receive any proceeds from the sale or other disposition of shares by the Selling Stockholders.

Our common stock is listed on The Nasdaq Capital Market under the symbol “ELAB.” The closing price of our common stock on September 10, 2024 was $0.282 per share.

Any shares sold by the Selling Stockholders will occur at prevailing market prices or in privately negotiated prices. The distribution of securities offered hereby may be effected in one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders.

On September 20, 2024, a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to a public offering of common stock, was declared effective by the Securities and Exchange Commission (the “SEC”). We will receive approximately $7.0 million in net proceeds from the offering, which will terminate on September 24, 2024, after payment of placement agent fees and other expenses of the offering assuming that we sold 100% of the securities offered in the offering (or approximately $5.2 million, $3.3 million and $1.5 million if we sold 75%, 50% and 25% of the securities offered in the primary offering, respectively).

Investing in our common stock involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 22 of the primary offering prospectus contained in the registration statement of which this prospectus forms a part, to read about factors you should consider before buying our common stock.

Neither the SEC nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 20, 2024

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, the applicable prospectus supplement and any related free writing prospectus, including the risks of investing in our securities discussed under the heading “Risk Factors” contained in the applicable prospectus supplement and any related free writing prospectus.

The Company

Elevai Labs Inc. manages and operates a diverse portfolio of three wholly owned subsidiaries across the medical aesthetics and biopharmaceutical sectors:

●	Elevai Skincare Inc. specializes in developing and commercializing innovative skincare products, catering to both business to business (“B2B”) and business to consumer (“B2C”) markets in the US and internationally. Please visit our website at www.elevaiskincare.com (which website is not incorporated by reference herein or made a part hereof).

●	Elevai Biosciences Inc. is a biopharmaceutical company focusing on the development and acquisition of cutting-edge aesthetic medicines and therapeutic products. Our lead asset, EL-22, is leveraging a first-in-class engineered probiotic approach to address obesity’s pressing issue of preserving muscle while on weight loss treatments, including GLP-1 receptor agonists. Please visit our website at www.elevaibio.com.

●	Elevai Research Inc., based in Canada, is currently dedicated to medical scientific research and development efforts, utilizing Canadian research grants and partnering with leading Canadian Universities to push the boundaries of innovation.

As of June 30, 2024, all of the Company’s revenue has been derived from the sales of skincare products through our Elevai Skincare business.

Elevai Labs Inc. is committed to expanding its portfolio by acquiring operating companies and biotech assets that have high market potential while also exploring strategic spin-off opportunities to support our growth and advance our cutting-edge initiatives.

Elevai Skincare Inc.

Elevai Skincare Inc. is a physician-dispensed skincare company with a focus on modernizing aesthetic skincare. We conduct research and development to advance innovative and science-driven topical skincare that complements the medical aesthetics industry. Upon our founding in 2020, we initiated our research and development phase for our current product formulations. Since 2022, we have principally employed a business-to-business model in which we produce and commercialize a new generation of topical skincare products that contain our proprietary stem cell-derived Elevai Exosomes™ designed to enhance the appearance of skin. Elevai Skincare is now preparing to expand its marketing efforts and is pursuing a focused online e-commerce sales model into its sales approach. This includes diversifying marketing channels and implementing 360-degree marketing tactics to reach a broader audience. While these efforts are to broaden its customer reach, Elevai Skincare remains committed to maintaining the core relationships with medical aesthetic professionals and physicians that have been fundamental to the brand’s initial success. These physician customer relationships continue to be the cornerstone of Elevai Skincare’s brand identity and a key priority for the company.

Our exosome manufacturing process from source to skin is known as ‘Precision Regenerative Exosome Technology™’ or ‘PREx™’. PREx™ utilizes advanced patented stem cell processing technology as part of our cohesive production process involving carefully controlled stem cell culture to produce stem cell derived factors that are featured in our patented topical exosome products. Specifically, as referenced herein “exosomes” are small membrane-bound vesicles that are released by cells that are involved in intercellular communication. They contain various types of biomolecules such as proteins, lipids, and nucleic acids, which can be transferred between cells and may modulate and support these natural cellular processes.

Our proprietary PREx™ biotechnology process yields exosome lots from human umbilical cord-derived mesenchymal stem cells (“hUMSC”) for our specialty physician-dispensed skincare products. hUMSC are adult stem cells that can differentiate into various cell types. hUMSCs can be isolated from the Wharton’s Jelly portion of the umbilical cord and have shown therapeutic potential in various diseases such as osteoarthritis, myocardial infarction, and neurodegenerative diseases. Our cosmetic products are comprised of topical cosmetic solutions to enhance the appearance of skin. Our cosmetic products are not drug products or considered regenerative medicine, nor have any of our products received U.S. Food and Drug Administration (“FDA”) approval. Our cosmetic products are not intended to prevent, treat or cure diseases or medical conditions. Moreover, our cosmetic products are not intended to be injected or delivered intravenously. Instead, our exosome-infused skincare products are topically applied to the skin to aid in the reduction of the appearance of a range of the most common cosmetic skin conditions, including the appearance of skin firmness, oxidative stress, photodamage, hyperpigmentation, and texture of soft tissue deficits, such as reducing the appearance of fine lines and wrinkles.

Elevai Biosciences Inc.

Elevai Biosciences Inc. is a biopharmaceutical company focusing on the development and acquisition of cutting-edge aesthetic medicines and therapeutic products. Currently, more than 40% of adults in the United States live with obesity - a figure predicted to rise to approximately 50% by 2030. Obesity is a leading risk factor for the development of serious health conditions, including Type 2 diabetes and heart failure. Goldman Sachs predicts that this epidemic will create a $100 billion market for anti-obesity players.

Our lead asset, EL-22, is leveraging a first-in-class engineered probiotic approach to address obesity’s pressing issue of preserving muscle while on weight loss treatments, including GLP-1 receptor agonists. EL-22 has completed a Phase 1 clinical trial in South Korea, demonstrating it was generally well tolerated and safe in healthy volunteers. Elevai intends to evaluate EL-22 for efficacy and safety in combination with popular weight-loss therapeutics currently on the market, with the goal of decreasing fat mass while preventing the muscle wasting that commonly occurs with weight-loss drugs. Our second asset, EL-32, is a preclinical engineered probiotic expressing dual myostatin & activin-A and also being positioned for the muscle preservation space as a combination to weight loss treatments, including GLP-1 receptor agonists. In a preclinical healthy mouse model, EL-32 demonstrated a statistically significant increase in Activin-A and myostatin antibodies, confirming the efficacy using the ELISA test.

Elevai Research Inc.

Elevai Research Inc., an Elevai Labs company is a Canadian company focused on research and development activities in Canada utilizing available grants.

On April 26, 2023, Elevai announced its stem cell exosome research partnership with Dr. Stanislav Sokolenko’s Lab at Dalhousie University and a non-repayable Grant from the Mitacs Accelerate Grants Program (“Mitacs”). Mitacs is an organization that funds projects intended to grow research and development initiatives between industry and institutions.

ELV3000 is a two-year research collaboration between Dr. Sokolenko’s Lab and ELEVAI LABS. The primary aim of this research project is to establish novel techniques for characterizing the bioactive ‘payload’ of ELEVAI LABS’ exosomes and provide ELEVAI with a greater understanding of how specific exosome contents may be attributable to positive skincare outcomes.

The secondary goal of the project is to further optimize the ELEVAI Exosome™ production process which may improve product efficacy through exerting greater control over exosome payloads subject to obtaining sufficient funds to pursue these efforts. The ELEVAI E-Series™ is currently the first-to-market patented topical exosome product series intentionally developed to support skin before and after energy-based procedures to optimize aesthetic outcomes and elevate the patient experience. The resulting process improvements are expected to result in new and improved products designed to markedly improve the appearance of the skin, scalp, and hair.

Initial research from this collaboration has shown the potential of our proprietary Precision Regenerative Exosome Technology™ (PREx) in skin health, skin remodeling and wound healing in a pre-clinical study done in partnership with Dalhousie University. The research was done in tandem with Stanislav Sokolenko’s lab focusing on cell culture and chemical processes to further understand the protein dynamics of our stem cell exosomes.

Elevai exosomes were found to contain over 800 proteins, these proteins were identified to be involved in skin longevity, many of which are associated with wound healing, immunomodulation, and remodeling of the skin’s extracellular matrix. Elevai exosomes, made using Elevai’s PREx platform, represent a distinct profile of exosomes with more proteins detected as compared to exosomes from other mesenchymal stem cells sourced from older donors, implying that Elevai’s age-zero exosomes may provide distinct advantages over exosomes sourced from older cells or other sources of cells.

Elevai and partner Dalhousie University are in the process of planning additional experiments that will expand the existing scope protein research, dig deeper into the key factors contained in Elevai exosomes, and be the basis of creation of synthetic exosomes, enabling the Elevai PREx protein profile to be used in broader applications, including potentially medicinal indications such as wound healing and chronic wounds, and potentially create a safe and reproducible source of encapsulated proteins that can mimic the benefits of Elevai’s cell derived exosomes. Studies are ongoing and the Company intends to update the public over news releases as progress develops and pre-clinical data becomes available.

Market, Industry and Other Research-Based Data

Elevai Skincare Inc.

We currently distribute our cosmetics products through two distinct channels, including a business-to-business sales channel where we sell our products directly within the United States and through our distribution sales channel where we sell our products directly to distributors with international or regional reach under exclusive and non-exclusive territorial agreements. We have employed a combination of both distribution channels via distribution agreements and directed business-to-business channels to optimize our sales reach and strategy.

The term ‘physician-dispensed’ refers to a sales channel where cosmetics products are exclusively sold in physician clinics or medically directed businesses by licensed medical professionals or that have a medical professional on staff, such as medical spas. Our products are only available through a medically-directed business and are geared towards nourishing, protecting and supporting healthy looking skin. These types of cosmetics products (which includes our Elevai Skincare products) are highly sought after by consumers making them one of the fastest growing segments of the personal care market.1 Consumers turn to cosmetics to enhance the appearance of dull or aging skin and to brighten the skin by lessening the appearance of a myriad of aesthetics concerns such as unwanted pigmentation, acne, melasma and rosacea. We believe that they view these products as alternatives to medications and may try cosmetics products before using medicinal products. Physicians also value well designed topical skincare products formulated and manufactured with our biotechnology for their complementary aesthetic effects in conjunction with medications to improve skin appearance and to enhance the benefits of in-office procedures.

Our business-to-business model channel within the physician-dispensed cosmetics skincare market utilizes both online sales, and our trained direct sales force comprised of employed, and independently contracted aesthetic account managers. This business-to-business sales channel is distinct from our leverage of non-exclusive distribution agreements with third-party distributors or resellers, who in turn sell our products to end customers. Under distribution agreements our relationship between the seller and the buyer is more indirect, because our distributors serve as intermediaries. We believe scaling our product lines through larger distribution sales channels may lead to faster brand expansion, recognition and market reach.

[1]	U.S. Beauty & Personal Care 2023-2026 | Statista.

The skincare segment within the physician-dispensed market is projected to grow by a 9.6% CAGR to reach $37.3 billion by 2030 with the US physician-dispensed cosmetics market valued at $19.6 billion in 2023 alone.2 Outside the United States, the physician-dispensed skincare market varies by country due to cultural differences and regulatory requirements. Cultural desires for skin with lighter and more of an even pigmentation have created large and growing aesthetic skincare demands throughout Asia, particularly in Japan, China, Korea, and India. European and certain South American countries, such as Brazil, also present large skincare markets due to the complementary growth in cosmetic procedures and willingness on the part of their consumers to spend discretionary income on aesthetic enhancements. The global physician-dispensed cosmeceuticals market size was valued at $9.59 billion in 2024 and is projected to reach $19.08 billion by 2031, growing at a CAGR of 8.98% from 2024 to 2031.3

Elevai Biosciences Inc.

Currently, more than 40% of adults in the United States live with obesity - a figure predicted to rise to approximately 50% by 2030.1 Obesity is a leading risk factor for the development of serious health conditions, including Type 2 diabetes and heart failure. Goldman Sachs predicts that this epidemic will create a $100 billion market for anti-obesity players.2

Approved GLP-1 drugs used in weight loss, such as Novo Nordisk’s Ozempic® (semaglutide) & Wegovy®(semaglutide) and Eli Lilly’s Zepbound (tirzepatide), and Mounjaro® (tirzepatide) have transformed the obesity treatment landscape. However, past studies of these highly effective drugs show that up to 20-50% of the weight loss is due to loss of lean muscle.3

Muscle is necessary for metabolism, strength, and physical function. As a result, we believe that one of the key unmet needs in the current obesity landscape is the avoidance of muscle loss while on weight loss treatments. Elevai is developing EL-22, an engineered probiotic with myostatin antigens, to elicit an immune response that could help people achieve substantial fat loss while preserving muscle mass.

Based on the generated preclinical data and the mechanism of the myostatin-activin signaling pathway effect on muscle wasting, Elevai believes that EL-22 has the potential to treat obesity in combination with GLP-1 receptor agonists by preserving muscle mass while decreasing fat mass. In the preclinical studies4,

●	EL-22 showed a statistically significant increase in anti-myostatin IgG antibody concentration, where myostatin is a key negative regulator of muscle growth.

●	EL-22 showed a statistically significant decrease in creatine kinase levels, which indicates a decrease of muscle destruction.

●	EL-22 administered to mdx mice, a mouse model of Duchenne muscular dystrophy, had improved physical activity and gross motor function, as demonstrated by a longer duration during rotarod tests.

Based on the generated preclinical data and the mechanism of the myostatin-activin signaling pathway effect on muscle wasting, Elevai believes that EL-22 has the potential to treat obesity in combination with GLP-1 by preserving muscle mass while decreasing fat mass. The Company intends to complete an IND submission in 2025 and to initiate clinical trials in the U.S. to evaluate the myostatin approach in combination with one or more GLP-1 receptor agonists in obesity.

References:

[1]	Ward ZJ, BleichSN, Cradock AL, Barrett JL, Giles CM, Flax CN, Long MW, GortmakerSL. Projected U.S. State-Level Prevalence of Adult Obesity and Severe Obesity. N Engl J Med 2019;381:2440-2450. https://www.nejm.org/doi/full/10.1056/NEJMsa1909301.

[2]	Why the anti-obesity drug market could grow to $100 billion by 2030. https://www.goldmansachs.com/insights/articles/anti-obesity-drug-market.html.

[3]	Sargeant JA, Henson J, King JA, Yates T, Khunti K, Davies MJ. A Review of the Effects of Glucagon-Like Peptide-1 Receptor Agonists and Sodium-Glucose Cotransporter 2 Inhibitors on Lean Body Mass in Humans. Endocrinol Metab (Seoul). 2019 Sep;34(3):247-262. doi: 10.3803/EnM.2019.34.3.247. PMID: 31565876; PMCID: PMC6769337.

[4]	Sung DK, Kim H, Park SE, Lee J, Kim JA, Park YC, Jeon HB, Chang JW, Lee J. A New Method of Myostatin Inhibition in Mice via Oral Administration of Lactobacillus casei Expressing Modified Myostatin Protein, BLS-M22, Int. J. Mol. Sci. 2022, 23, 9059. https://doi.org/10.3390/ijms23169059.

[2]	Physician-dispensed Cosmeceuticals - Global Market Trajectory & Analytics | Research & Markets

[3]	Physician-dispensed Cosmeceuticals Market Size, Share & Forecast | Verified Market Research.

Current Products and Products in Development

Elevai Skincare Inc.

Our cosmetics products rely on Elevai Exosomes™ that are derived from, ethically sourced and thoroughly tested, human umbilical mesenchymal stem cells (“hUMSCs”) originating from umbilical cord tissue. We purchase our hUMSCs from third parties that source umbilical tissue from consenting donors and are manufactured under current Good Manufacturing Practices (“cGMP”) conditions. We infuse our product lines with exosomes derived from these hUMSCs which are replete with growth factors. Our cosmetic topical products do not contain any living cells but do include our Elevai Exosomes™. Our cosmetics products and their safety are regulated by the FDA, however our products, and all cosmetics generally, do not require FDA approval before being sold. Nonetheless, the FDA may pursue enforcement action against products on the market that it deems are not in compliance with applicable laws. See “Business Regulations” beginning at page 85 for more information.

We have integrated the use of stem cell exosomes into our initial product line: our Elevai Post Treatment E-Series™. The E-Series™ is comprised of two post-skincare procedure care products that target the face and neck, and upper chest regions. Our products include Empower™, and Enfinity™ serums, which are sold exclusively through our business-to-business model channel and via our distribution agreements channel.

Empower™ is our after-treatment topical product that supports the appearance of healthy skin and promotes an even toned complexion. Empower™ serum is a concentrated serum, designed specifically for application post ablative procedures and treatments such as such as energy device treatments, mid-depth chemical peels, micro needling, or injectables. Enfinity™ is our continuing care product that we recommend for daily use. Our Enfinity™ daily serum is a stable serum for at-home daily use that contains a blend of Elevai Exosomes™ combined with complementary stem cell growth factors. This daily product contains complimentary skincare ingredients available to support the appearance of healthy skin including Elevai Exosomes™, vitamin C, hyaluronic acid, and copper peptides. Our exosome-based products, Enfinity™ are designed to remain shelf stable, are subject to minimal degradation over time when used and stored as directed, and do not require freezing or reconstitution prior to each use.

On June 26, 2024, Elevai Skincare announced its intention to launch the Elevai S-Series Root Renewal System™, which is a three-part hair and scalp care system that utilizes a first-in-class dual mechanism powered by exosomes and mitochondrial technology that incorporates Elevai’s proprietary PREx™ and Yuva Bioscience’s Y100 mitochondrial technology. This innovative combination is designed to address common scalp and hair care concerns, such as the appearance of thinning hair, by promoting scalp and hair vitality. The product line is formulated to be easy to use, cost-effective, and scientifically backed, offering a new solution for men and women experiencing hair loss and thinning hair. Marketing is expected to begin when the Company has at least $600,000 available to complete the full product launch.

Initial Exploration into Hair and Scalp Health

In 2022, Elevai Skincare initiated a study to explore the application of its proprietary exosome technology, originally developed for skin care, in the realm of hair and scalp health. This study, conducted in collaboration with the National Hair Loss Medical Aesthetics under the leadership of Carly Klein, aimed to assess the potential of topical Elevai Exosomes™ in addressing hair loss and improving scalp health.

Details of the Study

The study involved ten patients suffering from androgenetic alopecia, a common cause of hair loss. The treatment protocol included an initial in-office evaluation where baseline measurements and photos were taken followed by a scalp microneedling procedure administered by NHLMA professionals. After microneedling, Elevai empower™, a topical exosome serum, was topically applied to the scalp. This was repeated every 4-8 weeks for 12 months, and in between in-office treatments, a daily regimen of Elevai enfinity™, another topical exosome-based product, was used once daily at-home on problem areas.

The results were promising: patients experienced reduced crown inflammation, reversal of miniaturized hair, and significant recovery of hair from follicles that appeared to be stuck in the dormant phase. These outcomes validated the potential of our exosome technology in promoting hair growth and improving scalp conditions, setting the foundation for further advancements in the field.

Synergistic Partnership with Yuva Biosciences

We were honored with the People’s Choice Award at the 2022 Octane Aesthetic Technology Forum, then in 2023, Yuva Biosciences won the 2023 People’s Choice Award at the same event. This recognition catalyzed a discussion on shared vision, leading to a partnership with Yuva, and the collaboration was seen as a “1+1=3” scenario, where the combined power of our exosome technology and Yuva Biosciences’ Y100 mitochondrial technology seemed likely to exceed the benefits of each technology when used alone.

Yuva Biosciences had already demonstrated the safety and efficacy of their Y100 technology in promoting hair growth, reducing signs of skin aging and supporting mitochondrial health, a critical factor in cellular vitality and combating the effects of aging. They performed a 54 participant safety trial with no adverse reaction or side effects reported. Then looked at twice daily application of Y100 on the scalps of women with androgenic alopecia and 82% of participants had a measured improvement in hair growth after only 90 days. Taking this further, they also performed a placebo controlled split face study in which YuvaBio®️ Y100™️ beat the placebo product by 57% for smoothness/wrinkles and performed better than placebo in all other skin aging parameters assessed.

The Y100 mitochondrial technology was identified using Yuva’s AI platform, “MitoGPT” which was co-developed by Yuva Biosciences’s Chief Scientific Officer, Keshav K. Singh, PhD and key advisor for AI, Jeb Linton, an IBM data scientist. Dr. Singh is known for studies he published on mitochondria, most notably his 2018 research demonstrating mitochondrial dysfunction is a key cause of aging for hair and skin in mice, and can be reversed.

Development of the ELEVAI S-Series Root Renewal System™

Recognizing the potential synergy between their two technologies, we partnered with Yuva Biosciences partnered to develop the Elevai S-Series, also known as the Elevai Root Renewal System™ (RRS). This innovative product line is designed for individuals experiencing hair loss and thinning hair, offering a comprehensive solution for scalp and hair care.

The Elevai S-Series Root Renewal System™ includes a shampoo, conditioner and scalp serum. The shampoo and conditioner are formulated to cleanse and nourish the scalp, preparing it for the active treatment provided by the scalp serum. The serum, which is the cornerstone of the system, combines nourishing Elevai Exosomes™ with the mitochondrial-supporting benefits of YuvaBio’s Y100TM technology. This dual-action serum is designed to rejuvenate the scalp, promote healthy follicle activity, and help to address the cellular causes of hair thinning and loss.

Ongoing Research and Future Prospects

As part of their strategic collaboration, ELAB and Yuva Biosciences have jointly filed two key patents that underpin the groundbreaking technologies incorporated into the Elevai S-Series Root Renewal System™. These patents, titled “Compositions and Methods for the Treatment of Skin, Scalp, and Hair Improvement” (Patent Application Serial No. 63/664,517) and “Preparations Including Lipid Bilayer Nanoparticles” (Patent Application Serial No. 63/664,526), represent a significant leap forward in the science of hair and scalp care.

While both Elevai Exosomes™ and Yuva’s Y100 technology have demonstrated positive results individually, further studies are underway to evaluate the full impact of the combined technologies within the Elevai S-Series Root Renewal System™. These studies, conducted in collaboration with NHLMA and other leading scalp and hair care professionals, aim to provide comprehensive data on the effectiveness of the complete system.

We expect to release the results of these studies in the future, offering further validation of the system’s efficacy in promoting scalp health and reversing hair loss. The upcoming findings are anticipated to reinforce our position at the forefront of innovation in the hair and scalp care market.

The Value of Combined Technologies

The decision to file these patents jointly reflects the strong belief of both ELAB and Yuva Biosciences in the combined power of their respective technologies. The synergies between our exosome technology and Yuva’s Y100 mitochondrial innovation create a comprehensive approach to scalp and hair care that is more effective than either technology on its own. These patents not only protect the intellectual property of the combined solution but also pave the way for future innovations that may arise from this ongoing partnership.

Our evolution from initial research into exosome applications for hair and scalp health to the development of the Elevai S-Series Root Renewal System™ underscores its commitment to advancing the field of skin and hair care through scientific innovation. The strategic partnership with Yuva Biosciences has enabled the creation of a product line that combines the best of exosome and mitochondrial technologies, offering a unique, synergistic approach to hair and scalp rejuvenation. With ongoing studies and a market launch on the horizon, the Elevai S-Series is poised to set a new standard in the treatment of hair loss and scalp health.

Elevai Biosciences Inc.

Elevai Biosciences Inc. has two assets in development - EL-22 and EL-32. The lead asset, EL-22, is leveraging a first-in-class engineered probiotic approach to address obesity’s pressing issue of preserving muscle while on weight loss treatments, including GLP-1 receptor agonists. EL-22 has completed a Phase 1 clinical trial in South Korea, demonstrating it was generally well tolerated and safe in healthy volunteers. Elevai intends to evaluate EL-22 for efficacy and safety in combination with popular weight-loss therapeutics currently on the market, with the goal of decreasing fat mass while preventing the muscle wasting that commonly occurs with weight-loss drugs. We are working towards filing an IND with the FDA to test EL-22 in human subjects. Our second asset, EL-32, is a preclinical engineered probiotic expressing dual myostatin & activin-A and also being positioned for the muscle preservation space as a combination to weight loss treatments, including GLP-1 receptor agonists. In a preclinical healthy mouse model, EL-32 demonstrated a statistically significant increase in Activin-A and myostatin antibodies, confirming the efficacy using the ELISA test.

Competition

The market for medical aesthetic skincare products is highly competitive, and we expect the intensity of competition to increase in the future. Our principal competitors are large, well-established companies in the fields of pharmaceuticals, cosmetics, medical devices and health care with greater financial and marketing resources.

Our largest direct competitors in the physician-dispensed cosmetic skincare market, inclusive of both distribution and business-to-business market channels for our medical aesthetics cosmetics products include SkinCeuticals, a division of L’Oréal S.A., Skinbetter Science LLC, a division of L’Oréal S.A., SkinMedica, Inc., a division of Allergan, Inc., ZO Skin Health, 51% owned by BlackStone, PCA Skin, EltaMD, each a division of Colgate-Palmolive, Dermalogica, Murad, each a division of Unilever, and Alastin Skincare, a division of Galderma.

Our competitors strictly in the business-to-business channels for medical aesthetics skincare products include The Beauty Company (Nasdaq:SKIN), Waldencast (Nasdaq:WALD), Inmode (Nasdaq: INMD, Evolus (Nasdaq: EOLS), Revance (Nasdaq: RVNC), and Cynosure.

Several key companies are actively developing GLP-1 drugs for obesity and complementary treatments to address associated conditions such as muscle wasting:

Versanis: A company of Eli Lilly, Versanis’ bimagrumab, is a monoclonal antibody that blocks activin type II receptors, directly targeting fat and muscle tissue in patients with obesity and cardiometabolic diseases.

Biohaven (NYSE: BHVN): Biohaven’t taldefgrobep is an investigational fusion protein targeting myostatin to impact skeletal muscle growth relevant to individuals living with overweight and obesity.

Scholar Rock (NASDAQ: SRRK): Scholar Rock’s apitegromab is an inhibitor of the activation of latent myostatin, with the aim of improving patients’ motor function. Scholar Rock is assessing apitegromab’s ability to preserve lean muscle mass in individuals on GLP-1 receptor agonist therapy for obesity.

Keros (NASDAQ: KROS): Keros’ KER-065 is an investigational activin receptor ligand trap being developed for the treatment of obesity and neuromuscular disorders. KER-065 acts as a ligand trap and inhibit the biological effects of myostatin and activin A to increase skeletal muscle and bone mass, increase fat metabolism and reduce fibrosis.

Veru (NASDAQ: VERU): Veru’s enobosarm is an androgen receptor modulator, also known as a SARM, to address the loss of muscle in patients undergoing weight loss therapy with GLP-1 drugs.

Operational and Competitive Strengths

We face competition from both traditional cosmetics brands, such as retail-focused products, as well as other high-end cosmetics brands in the physician-dispensed cosmetics space. We believe the primary competitive factors in our favor is our Elevai Exosomes™ though our company exhibits the following additional operational and competitive strengths:

Our Next Generation Technology and Early Results

Elevai Exosomes™ remain our key ingredient and main competitive strength, which is produced under proprietary and cGMP-compliant conditions in our state-of-the-art laboratory. We have a proprietary process to stimulate our ethically sourced cGMP grade hUMSCs to produce stem-cell derived exosomes. This process is designed to ensure that our customers consistently receive a stable, and potent product using strict standard operating procedures under laboratory controlled in-vitro culture conditions. Thereafter, we work closely with our formulation partners so that each batch of product is mixed according to our strict specifications. We believe we are one of the few in the physician-dispensed aesthetics industry to incorporate next generation biotechnology into its product lines. We believe that many of our competitors market products that contain inferior synthetic exosomes, exosomes from inferior sources, or ingredients that can be purchased anywhere. We are conducting ongoing sponsored validation studies involving individuals with noticeable skin pigmentation and redness to determine if there is an improvement in the appearance of skin pigmentation and redness issues when our topical products containing our Elevai Exosomes™ are applied daily.

We continue to sponsor validation studies involving individuals with various aesthetic skin imperfections, including skin pigmentation issues or unwanted signs of inflammation or redness, to determine if there is an improvement in the appearance of their skin when our topical products are applied daily.

Subjects in one of our validation studies were analyzed by an advanced imaging and analysis device called “VISIA” (manufactured by Canfield) to determine what percentage of those subjects’ facial skin showed evidence of a change in detected levels of hyperpigmentation after twice-daily application of our Enfinity™ daily serum over the course of approximately 12 weeks. After twelve weeks of twice daily topical application of our Enfinity™ daily serum, follow up VISIA scans showed a six to twenty percent reduction in the area of facial skin recorded with hyperpigmentation as compared to their initial VISIA scans. There we found that after multiple-week application of our products, those hyperpigmented regions appeared less dark, less pronounced or noticeable, and the skin appeared to display a more balanced skin tone and texture. This early positive assessment is based on our comparing quantified values of image data that are taken at multiple time points throughout the validation study in order make our well quantified comparison of skin quality at the timepoints recorded. There, the imaging data showed the intensity of the remaining hyperpigmentation on those subjects’ facial skin was visibly reduced as compared to initial VISIA scans. However, we note that we continue to determine if we can better quantify this reduction in pigmentation intensity as further evidence of performance is analyzed over the course of our validation studies. At this early stage, the continued success of positive results of our products is highly subjective to consumers and we have yet to complete formal clinical validation studies with a large cohort to demonstrate support for the performance claims of our products, such as their ability to aesthetically improve the skin. Furthermore, any statements contained herein regarding our topical cosmetic and exosome-containing serums have not been reviewed or approved by the FDA. Similarly, the United States FDA has relatively limited experience regulating cosmetics derived from stem cells, and as of the date of this prospectus, there are no FDA approved medical products utilizing exosomes.

Our Product Quality, Ongoing Research and Seamless Production Process

Many of our early-stage competitors employ contract manufacturers and labs to handle all portions their production. Our California-based laboratory and production facility helps us protect our trade secrets by keeping our core processes for exosome production in-house and eliminates our need to rely on contractors that may use damaged products of inferior quality, or dangerous/unstable ingredients solely for the purpose of manufacturing our Elevai Exosomes™. Our streamlined commercialization process is quality controlled from stem cell acquisition, through exosome production, to specifying our standards to our contractors for formulation and bottling, ensuring continuity across the process to limit damage to our product’s exosomes and actives. Additionally, our aesthetic account managers and senior-level staff are highly supportive of our physician clients who rely on the quality of our product literature and educational material. This literature allows our physician clients to provide the best information to their clients whose experience may be ultimately enhanced by choosing to use our product lines post-procedure.

Although we are an early-stage company, we have integrated the production of our Elevai Exosomes™ with our general production process. We do not outsource any aspect of our exosome production process or license any core technology with the exception of the Licensed Products which we license from MOA in connection with our Elevai Biosciences business. We also have the capability to commercialize a variety of products derived from stem cells containing innovative encapsulated stem cell produced factors and quickly introduce new competitive products and existing product enhancements. This capability is harnessed by our ability to produce unique ingredients in our own lab like Elevai Exosomes™. These natural stem cell factors are a core ingredient, and an ingredient that we believe few others can commercialize or approximate. We maintain the ability and know-how to modulate the way the stem cells are cultured in our laboratory space. Through modulation, we are able to produce different versions of our stem cell exosomes, and tailor them for different purposes, such as potentially supporting and promoting a healthy hair growth cycle. As we continue to grow our production outputs, we expect to multiply our modalities and deliver newly and more narrowly tailored versions of exosomes to the market in the form of our cosmetic products.

Although our ultimate goal is to achieve vertical integration, our current focus is on promoting the manufacture of our top-quality products and reducing our costs to produce next-generation cosmetics for the physician-dispensed cosmetic skincare market at favorable price points while generating healthy margins. We believe our products will remain attractive to most consumers by pricing them at rates that are competitive with existing and emerging post-care and aesthetics cosmetics companies while remaining below a pricing tier reserved for more top-end direct-to-consumer products like those from La Mer Technology, Inc. Similarly, we believe that our pricing strategy is competitive with other competing physician dispensed skincare brands that do not contain exosomes. We believe this price point is still attainable for consumers in the physician-dispensed cosmetic skincare market even though our products employ the integration of patented topical exosomes that is in a similar class as existing skincare products, but through a newer manufacturing process which we believe allows our brand to market better quality and more purified extracellular vesicles in our products. Thus, we chose to favorably price ourselves at the top of the range that we believe the physician-dispensed cosmetic skincare market will positively respond to.

Our Products Ease of Use, Quality Ingredients, and Post-Procedure Benefits

We believe our products often complement the experience- and improve the results-of most physician in-office or medical spa aesthetic face and body treatments that include laser treatment, microneedling and ablative surgical procedures. We designed our products to provide benefits without any blood draw or needling. Our products may also ease uneven looking or puffy skin texture associated with the post-procedure healing process by including ingredients that assist in soothing and supporting the skin for the appearance of a more even skin tone.

To attain customer satisfaction with our products after aesthetic face and body treatments, we carefully select high-quality active ingredients to aid in the healing process. These includes hydrating hyaluronic acid and ceramides, to support skin health for any skin type. Alongside our Elevai Exosomes™, our products are packed with bioavailable forms of vitamin C, and skin-restoring copper peptides. Our products are integrated into post-procedure or treatment protocols and have achieved positive results under third-party dermal safety evaluations. Each of our products underwent clinical dermal safety evaluations and there was no skin reactivity observed at any time over the multi-week study.

We culture our hUMSCs under carefully controlled conditions in our lab without the use of animal components or byproducts, such as Fetal Bovine Serum (“FBS”). Aside from our moral compass, there are many reasons to avoid animal components in our production process in particular. While this includes safety to avoid animal borne viruses, there is more consistency and predictability for high quality exosomes when culturing hUMSCs. Although there is much variability in any animal-derived component, they remain the primary way that most scientists around the world grow cells in laboratories. We aim to ensure that our products do not contain any parabens, phthalates, or animal byproducts, and we never test on animals.

We believe the application of our topical products can reduce redness, brighten skin, improve wrinkles and skin texture to promote healthy looking skin and the appearance of rejuvenation. Depending on consumer needs, our skin products are designed to either be directly applied topically after an aesthetics or ablative procedure or applied daily. At this preliminary stage, the continued success of the early positive results of our products is highly subjective to consumers and we have yet to complete clinical validation studies to demonstrate support for any performance claims of our products, such as their ability to aesthetically improve the skin. Furthermore, any statements contained herein regarding our topical cosmetic and exosome-containing serums have not been reviewed or approved by the FDA.

Established Partnerships with Major Industry Players and Our Local Community

Our position as an early mover in utilizing patented topical exosome skincare technology in the physician-dispensed markets has attracted various industry leaders to become our non-exclusive or exclusive partners, creating an extensive network for us to leverage. We believe the expertise and market coverage of both our exclusive and non-exclusive distribution agreements with channel partners broaden our executional capability, reduce our execution risk, and provide immediate market access to increase the speed at which our products can reach the market. These partnerships solidify our position as a smaller company with substantial technological expertise. Additionally, our exclusive and non-exclusive distribution partnerships have allowed our products to enter Asian and Canadian international markets via our third-party distributors, in a capital efficient manner. However, following regulatory action taken by Health Canada we terminated our international agreement in Canada and suspended marketing and sales efforts in Canada. See the Risk Factor titled “We have suspended sales in Canada beginning in March 2024 after receiving correspondence from Health Canada indicating that our products are not compliant with applicable Canadian laws and regulations, and no assurances can be made that we will be able to resolve this issue with Health Canada and re-commence sales there, or that similar or related issues will not arise in other jurisdictions, any of which would materially harm our business and operating results” on page 29 of the primary offering prospectus. In addition to our white-label distribution agreement, we may plan to pursue strategic co-development opportunities and arrangements that further enhance our product pipeline to create effective synergies to supplement our product offerings in the physician-dispensed market. Our current collaboration with many high-volume distributors provides valuable knowledge that we believe will enhance our early mover advantage.

On April 1, 2023, the Mitacs-Accelerate Grants Program via the Office of Commercialization and Industry Engagement (OCIE) Dalhousie University in Nova Scotia, Canada awarded our team $90,000 Canadian Dollars under a two-year research grant in relation to a project entitled “Multiomic characterization of stem cell derived extracellular vesicles for supporting the skin.” Under this project, we will engage an intern from Dalhousie University’s Department of Process Engineering & Applied Science under the tutelage of Dr. Stansislav Sokolenko who is responsible for completing a report about the project that is reviewed by their faculty supervisor and presented to our team. The primary aim of this research project, called “ELV3000”, is to establish new and novel techniques for characterizing the bioactive ‘payload’ of our Elevai Exosomes™ in order to provide us with a greater understanding of how specific exosome contents may be attributable to positive skincare outcomes. The secondary aim of the research project will be to further optimize our Elevai Exosomes™ production process to eventually improve our products by exerting greater control over exosome payloads subject to obtaining sufficient funds to pursue these efforts. This detailed characterization will be conducted using a combination of traditional and advanced techniques and will build on other work currently being performed by us and our contract research partners.

Additionally, we partner with local California universities through a federally funded program called “CareerCONNECTED” Federal Work Study (“CCFWS”) to maintain roots in the surrounding area. The CareerCONNECTED program provides low-income students an opportunity to learn real world skills they would not traditionally receive in an academic setting. 60% of the interns’ pay is federally funded and we pay the other 40% of their salary. We benefit immensely from these interns and believe it is mutually beneficial to our growth to work with eager, academic minded individuals who can help us with our more time intensive tasks that slow down our general operations. This in turn helps our lab team reduce production time to make our exosome enriched media. Along with the interns assisting the lab team, we in turn teach them essential lab skills that will benefit them going forward in their science careers. We believe the program gives us an advantage in training future scientists to our specifications and potentially selecting future employees from the intern pool that are already received high quality training that can meet our lab specifications. Any future opportunity to hire our trained interns reduces the time and the opportunity costs that we would normally incur with training a newly hired, full time lab tech.

We continue to grow through allying with channel partners, local universities, and strategic investors globally and expect these relationships will enhance our credibility, relationship with the surrounding community, generate better leads, and future conversion of customers. These investments will ultimately enable us to be more agile in achieving our goals in the shortest time and leverage further investment into our technological strengths alongside our partners’ connections and relationships.

Our Well Recognized and Award-winning Team and Brand

We produce our Elevai Exosomes™ using a proprietary process called Precision Regenerative Exosome Technology, or PREx™, which has been developed and perfected by Jordan R. Plews, PhD. Dr. Plews is a published biochemical engineer with expertise in molecular biology and stem cells, which we believe will enable our ability to scale our concepts as we develop other novel product lines. We believe we can efficiently bridge the knowledge-gap between engineering and processing because of our research and aptitude in both fields. Using both vocations improves our ability to isolate re-agents and stem-cell material to identify novel proof of concepts on a biochemical and molecular level while efficiently harnessing processes to produce and market those concepts at scale.

Under Dr. Plews and our other founder and former director and Chief Medical Officer, Dr. Hatem Abou-Sayed (known professionally as “Tim Sayed MD”), a double board-certified plastic surgeon with nearly two decades of experience in the medical aesthetics market, we have made a number of strategic hires to assemble our management heads who in turn have recruited an experienced sales and marketing team. Together, our team has demonstrated its ability to identify new business opportunities and to develop our business by growing our global distribution networks. Similarly, we are privileged to include a number of strategic advisors and consultants as members of our team including NorthStrive Companies Inc., Kevin Green, Roger A. Fielding, PhD, Eduardo Grunvald, MD and Orian Shirihai, MD, PhD.

To that end, our brand has received a number of awards and accreditations, and we have been featured in exposés in recognition of our products and innovation. Those awards and recognitions include the People’s Choice Award after presenting at the Octane Aesthetics Tech Summit annual event, as part of the small business accelerator called the LaunchPad SBDC (Small Business Development Center). Additionally, we have been featured in the Aesthetic Guide Magazine, New Beauty Magazine, Grazia Magazine and MedEsthetics Magazine, among others.

Strategy

We believe we have the potential to be one of the most disruptive brands in the physician-dispensed cosmetics skincare market. We are in the early stages of new product development and believe we have significant room to grow by attracting more consumers to the brand, making our current products more widely available and offering more innovative products to our consumers. We expect the United States to be the largest source of our growth over the next few years and see ample opportunity to expand in select international markets. We also believe we have an opportunity to improve our margins through greater operating leverage and efficiency once we begin distributing our product more widely.

In addition, we plan to strategize on acquiring operating entities and/or assets with high potential, financing their growth, and identifying potential spin-off opportunities. Through acquisitions, we aim to integrate businesses that can benefit from our resources and expertise, thereby accelerating their growth trajectories. We intend to support the growth of acquired entities through a mix of equity and debt financing and by leveraging any available grants, fostering innovation, expanding market reach, and improving operational efficiencies. As part of our growth strategy, we continuously evaluate opportunities to spin off entities or specific assets, which will allow us to add value and strategically align our overall portfolio by creating independent and focused companies. This strategic approach positions us to leverage advanced research and development across various industries and address significant market needs.

Our Technology and Research

We believe we are one of the first to adapt stem cell technology from cGMP grade hUMSCs to produce purified extracellular vesicles, also referred to as exosomes into topical skincare products to capture market share in the high growth physician-dispensed cosmetics skincare market. This strategy is not only based on our understanding of consumers’ interest in the appearance of a quicker post-procedure recovery, but our research into what the physician-dispensed cosmetics skincare market is currently lacking and our belief in our products’ ability-based on early imaging data leveraging quantitative analysis and visual assessments of photographic progress photos. Our imaging study data is gathered utilizing an advanced imaging and analysis device made by Canfield Scientific, called “VISIA”. This complexion analysis system captures high-quality, standardized images that are monitored following a medical aesthetic procedure at regular intervals to assess redness, discomfort, tone, texture, wrinkles, and other measures of skin appearance.

Since 2020, we have invested in the creation of a commercial process that began in 2022 which leverages the use of hUMSCs to produce extracellular vesicles, or exosomes in our products because not only do these factors have the ability to enhance the appearance of the skin, but they can do so without the tumorigenic or ethical concerns associated with the use of embryonic stem cells or induced pluripotent stem cells.4 Because we recognized the potential of utilizing hUMSCs for the skin, it was natural for us to utilize them as the basis for formulating our products. This is founded on our belief that our products can improve the appearance of skin prone to appearing temporarily red and puffy that is normally experienced by consumers while attending to their aesthetics needs in physicians’ offices or medical spas.

On January 16, 2024, we entered into the License Agreement (the “INmune License Agreement”) with INmune Bio, Inc. (“INmune”), of which INmune granted us certain worldwide exclusive and non-exclusive license rights to develop, manufacture, and commercialize INmunes’s EMx technology, a proprietary equipment, processes and consumables useful for isolation and current Good Manufacturing Practice manufacture of human umbilical cord derived mesenchymal stromal cells for a period of ten years from the effective date of the INmune License Agreement. This technology enables the efficient production of cGMP grade mesenchymal stromal cells (hucMSCs) from human umbilical cords, which can be incorporated into Elevai Labs’ licensed topical cosmetic products. The adoption of this technology is expected to lower production costs and enhance product quality, supporting Elevai’s goal of vertical integration in manufacturing.

The financial terms of the INmune License Agreement include a tech transfer fee of $1,000,000, which we agreed to pay in installments over two years, with the final payment of $600,000 subject to potential acceleration on the successful transfer of the technology, marked by the first GMP manufactured batch of a licensed product. Additionally, Elevai Labs will pay royalties on sales of products utilizing the “Mx” technology. For cosmetic products, there is an option to buy out the royalty after five years or once a specified royalty threshold is met. For potential drug products, royalties will be negotiated based on sales. The INmune License Agreement emphasizes compliance with ethical standards and cGMP regulations, ensuring that all products are sourced ethically and manufactured to high standards. Elevai Labs is required to provide annual sales and royalty reports to INmune Bio, with INmune Bio retaining audit rights every two years. Strategically, the INmune License Agreement aligns with Elevai Labs’ mission to lead innovation in stem cell exosome products, bolstering manufacturing capabilities and expanding product offerings in the medical aesthetics market.

A Visionary and Experienced Management Team

We have made significant investments in our business over the past three years by building our own exosome manufacturing lab, hiring top talent to help us build functional and streamlined capabilities in our commercialization process. Our management team comes from leading international skincare companies, with world-class research, marketing, and e-commerce experience to implement growth strategies and drive operational improvements.

Brand and Product Expansion

We plan to continue to grow our young brand’s reputation. We plan to continue to expand our brand by attending events, presenting at scientific and medical aesthetic and cosmetic skincare conferences, and conducting clinical validation studies to further validate the aesthetic results of our products. We believe what differentiates us from many traditional cosmetics companies is our lean, but aggressive ability to make fast market-driven decisions and execute with quality control standards. We believe we have a major speed-to-market advantage over many other companies because of our size and aptitude in bioprocessing. Similarly, we are highly responsive to market-trends alongside physician and aesthetics consumer needs alike. We will continue to leverage our executional excellence as we combine our aptitude in stem cell research and bioprocessing while seeking to become the preferred partner of our key customers. Additionally, we have a robust product pipeline that we believe is likely to address the many evolving needs of customers, physicians, and clinicians in the aesthetic and cosmetics market ultimately increasing our branding and the number of customers we serve.

Channel Expansion, Production Capacity, and International Growth

While our current focus is on the physician-dispensed market, we intend to expand into other sales channels including e-commerce by growing the information available on our website and making our products available for purchase through our medical-spa, physician and physician group partners’ websites. We believe being featured on a variety of partner websites will strengthen our brand and provide a unique direct-to-consumer e-commerce model via our business-to-business relationships where our e-commerce partners receive a share of product purchase revenue. Ultimately, our business-to-business model will strengthen our relationships with our physician partners, while an eventual e-commerce model broadens our market exposure and drive traffic and conversion to our other social media profiles. Additionally, we expect our current and prospective exclusive and non-exclusive distribution agreements to penetrate global markets and pique consumer interest not typically within our current reach. We believe both our products and white-label products can drive new market demand for our brand in those international markets that our distribution partners sell our products in.

[4]	Gao, F., et al., Mesenchymal stem cells and immunomodulation: current status and future prospects. Cell Death Dis, 2016. 7: p. e2062.

We intend to expand the production capacity of our products and to develop new pipeline products in response to a number of potential growth factors, including: our organic growth, the development of research and development of pipeline products, and the expected increase in our product popularity, expansions of our distributor networks and channels through exclusive and non-exclusive international distributional agreements, and other potential strategic partnerships with industry leaders. Moreover, in addition to and as a result of the foregoing growth factors we expect an increase in orders for our products and a continuous rise in sales volume in the future based on our market research and estimates. To keep pace with this rise in sales volume, we anticipate the need to expand our production capacity by March 31, 2025. This expansion will enable us to meet our projected demand and we anticipate doubling our production capacity would cost between $1,500,000 and $2,000,000. This additional capital would cover our expenses relating to expanded capacity, including increased rent, additional lab equipment, and an increase to our overall headcount. We expect a production capacity expansion will lower manufacturing costs through economies of scale and improve overall cost-efficiency and profit margins. Ultimately, by expanding our capacity we believe we can provide our products at a competitive price, especially to cost-sensitive physicians or medical spa owners, and consumers in the skincare aesthetics market, who may be relatively new to the concept of medical aesthetics cosmetic skincare.

If we achieve this estimated growth, we will incur additional costs. To expand a single pipeline product, we currently estimate capital requirements of approximately $250,000 for equipment to support the initial development of that product. We further estimate needing an additional $100,000 worth of funds to arrange for the testing protocol, clinical validations and to fully launch any product at scale. We estimate the operational framework to prepare for the launch of a pipeline product such as a topical haircare product, would take six to twelve months of development work with an additional four to six months to fully scale such product before an official product launch. These estimates depend on whether we may need to expand our operations and development work of any new pipeline product, which is dependent on the results of the development work, continued research and initial rounds of validation testing.

Currently, we distribute our products both directly and indirectly. We distribute directly in the United States through both our business-to-business sales channel and indirectly through our sales distribution channel via licensing and manufacturing agreements with third-party distributors. Under our distribution agreements, third party distributors include our products in their suite of domestic and international sales. Under this sales distribution channel, we sell our products to a distributor, who resells our products to the physician practice customers after placing their order in a designated territory that is either exclusive or non-exclusive to that distributor. We have broadened our sales channel to include our cosmetic product offerings at medical spa locations.

To bolster our regional sales, we entered into a non-exclusive authorized distribution agreement in August 2022 with Refine USA, LLC (“Refine”), one of the preeminent manufacturers and distributors of innovative aesthetic medical device technologies and clinical grade skincare. Under the agreement, Refine may purchase unlimited quantities of our topical cosmetics subject to minimum order size limits and distribute them throughout the United States to their network of consumers and physicians. As we continue to enhance our own United States sales channels, we are focused on bringing on third-party distributors in key large international markets, such as Europe, Brazil, Southeast Asia and the Middle East. We also plan to drive the distribution of our products through strategic relationships in specific countries, such as Japan. To continue growing in the physician-dispensed market, we intend to onboard more direct sales representatives that can reach geographic markets we currently do not have a presence in and partner with cosmetic device companies to co-market and sell our products.

Research and Development

Elevai Skincare Research and Development

Our research and development efforts are focused on improving and enhancing our existing products as well as developing new products. We undertake research and development on new product formulations and execute studies on existing products and future products that demonstrate what we believe to be the high-quality design of our formulas and the powerful performance of our products.

While we currently primarily focus on bringing physician-dispensed cosmetic aesthetics products to market and supporting the skin, we are in the process of researching and developing applications for hair, both on the face and head, and have ongoing research into additional, customized applications. Currently, many companies and competitors alike talk about exosomes as though they are one single ingredient with the innate ability to do many different jobs. However, research shows that certain exosomes released by certain cells are directly correlated with the cells they originate from and those particular exosomes’ capabilities and contents vary based on the cell type used and the way those cells have been treated or cultured.5 Thus, this research shows the contents of exosomes vary widely depending on the cell type used to generate them, their culture conditions, their processing and storage conditions, and how they are applied or used. Knowing this, we use highly-trained professionals to isolate and culture our hUMSCs and the resulting secreted exosomes are produced using strict protocols.

After formulation, all pipeline products are tested for integrity, safety, and performance. Prior to launch, our pipeline products undergo several safety tests, including, but not limited to, human repeat insult patch tests, used to help predict the likelihood of induced allergic contact dermatitis, comedogenicity tests, to prevent the product clogging pores, and cumulative irritation tests, to evaluate the skin irritation potential and safety of individual ingredients or cosmetic compounds. Our products and their ingredients are also tested at multiple steps in the process to avoid any microbial contamination.

We currently work with Radyus Research to utilize a number of advanced analytical techniques that we believe will help us improve our current processes and keep our brand at the forefront of exosome product production. To analyze our exosomes, we and Radyus Research leverage NanoSight, a nanoparticle tracking analysis instrument so we may evaluate the proteomic characteristics (or characterization of the protein makeup) of our exosomes. Through this thorough process we access the make-up of our finalized exosomes while balancing the efficiency of different adjustments to our cell-culturing production process.

[5]	Kugeratski, Fernanda G., and Raghu Kalluri. “Exosomes as mediators of immune regulation and immunotherapy in cancer.” The FEBS journal 288.1 (2021): 10-35; Lobb, Richard J., et al. “Oncogenic transformation of lung cells results in distinct exosome protein profile similar to the cell of origin.” Proteomics 17.23-24 (2017): 1600432; Camussi, Giovanni, et al. “Exosome/microvesicle-mediated epigenetic reprogramming of cells.” American journal of cancer research 1.1 (2011): 98.

Elevai Biosciences Research and Development

Elevai Biosciences leverages a first-in-class engineered probiotic approach to address obesity’s pressing issue of preserving muscle while on weight loss treatments, including GLP-1 receptor agonists. Our lead asset, EL-22, has completed a Phase 1 clinical trial in South Korea, demonstrating it was generally well tolerated and safe in healthy volunteers. No subjects dropped out due to adverse events and no statistically significant difference was found between the intervention groups in the incidence of treatment emergent adverse events.

Preclinical results of EL-22 from a 2022 study demonstrated physiological (serum creatine kinase level), physical (body weight change), and functional (rotarod test) improvements in the dystrophic features of mdx mice, a mouse model of Duchenne muscular dystrophy (DMD).6 Elevai believes that EL-22 has the potential to treat obesity in combination with popular weight loss therapeutics, including GLP-1 receptor agonists, by preserving muscle mass while decreasing fat mass. We plan to submit an Investigational New Drug (IND) application in 2025 that utilizes the licensed asset EL-22 for efficacy and safety in combination with popular weight-loss therapeutics currently on the market, with the goal of decreasing fat mass while preventing the muscle wasting that commonly occurs with weight-loss drugs. Regulatory bodies might require us to conduct preclinical bridge studies in order to pivot EL-22 from DMD to obesity indications.

Our second asset, EL-32, is a preclinical engineered probiotic expressing dual myostatin & activin-A and also positioned for the muscle preservation space as a combination to weight loss treatments, including GLP-1 receptor agonists. In a preclinical healthy mouse model, EL-32 demonstrated a statistically significant increase in Activin-A and myostatin antibodies, confirming the efficacy using the ELISA test.

Manufacturing

We have exclusively developed our manufacturing process through our management team’s experience in formulating robust skin care products, which we believe provides us with a competitive edge.  Success in manufacturing our exosomes requires refined processes that are reliable, scalable, and economical. In our lab, we grow our ethically sourced stem cells and trigger the cells with a method so that they produce exosomes under our proprietary method.

As of the date of this prospectus, we own or have an agreement in principle for the right to purchase the related manufacturing processes, methods, and formulations pursuant to the INmune License Agreement. Moreover, we also oversee our leased laboratory space in California which operate under Good Laboratory Practices (“GLP”) and adhere to Good Manufacturing Practices (“GMP”) for the production of our cosmetic products. Moreover, our products are formulated by a third-party in an FDA inspected facility that adheres to GMP guidelines because GMP guidelines promote the manufacture of our products at the highest recommended safety and quality standards for cosmetic products.

Our facility contains multiple cell and tissue culture suites containing biosafety cabinets and cell culture incubators. Not only does our facility provide a significant amount of cold storage and processing space that permit large-scale culture of hUMSCs and the ability to mass produce of stem cell-derived exosomes but allows us to perform cryo-preservation, cryo-storage, various forms of microscopy and cell analysis. Some additional key features of our facility include 24/7 security, advanced climate control, increased cold storage, additional cell culture and R&D suites to perform supplemental in-house research.

Going Concern

As of June 30, 2024, management has determined there is substantial doubt about the Company’s ability to continue as a going concern. The Company may need to obtain funds to support its working capital, the methods of which include, without limitation, the following:

●	equity financing;

●	other available sources of financing (including debt) from banks and other financial institutions; and

●	financial support from the Company’s related parties.

There can be no assurance that the Company will be successful in securing sufficient funds to sustain its operations.

[6]	Sung DK, Kim H, Park SE, Lee J, Kim JA, Park YC, Jeon HB, Chang JW, Lee J. A New Method of Myostatin Inhibition in Mice via Oral Administration of Lactobacillus casei Expressing Modified Myostatin Protein, BLS-M22, Int. J. Mol. Sci. 2022, 23, 9059. https://doi.org/10.3390/ijms23169059.

Recent Developments

●	On August 30, 2024, we issued a press release announcing that Elevai Skincare Inc., one of our subsidiaries, obtained results from an on-going research study conducted in partnership with the National Hair Loss Medical Aesthetics, demonstrating the potential of its proprietary Elevai exosomes in hair restoration. The research study assessed the application of topical Elevai exosomes, in clinic and at home, on participants experiencing hair loss or hair thinning. Study participants were given in-office treatment consisting of scalp microneedling, then Elevai empower™, a topical exosome serum designed specifically for single use in-office application was applied, followed by at-home use of Elevai enfinity™, a topical exosome product, on the areas of concern. Results were assessed using imaging analysis up to 12 months, showing ceased crown inflammation, reversal of miniaturized hairs and recovered hair from the dormant phase, among other benefits. This study is a precursor to ongoing research that Elevai is conducting on the new hair and scalp care product line, Elevai S-Series Root Renewal SystemTM.

●	On August 26, 2024, we issued a press release announcing that Elevai Skincare Inc., one of our subsidiaries, completed a clinical study examining the effectiveness of Elevai enfinity™ exosomes on facial appearance. The data, pending peer review, from the clinical study was internally reviewed by us, and the results show Elevai enfinity™ to be safe and tolerable. We aim to publish the full study results in the near future.

●	On August 22, 2024, our Board of Directors (“Board”) and our majority shareholders, respectively, approved an amendment (the “Split Amendment”) to our third amended and restated certificate of incorporation (“Certificate of Incorporation”) to effect a reverse stock split of our common stock at a reverse stock split ratio ranging from 1:2 to 1:200 inclusive, as determined by our Board in its sole discretion and an amendment (the “Increase in Authorized Shares Amendment”) to increase the total number of authorized shares from 375,000,000 to 2,500,000,000, consisting of 2,000,000,000 shares of common stock and 500,000,000 shares of preferred stock. We intend to file the Split Amendment and the Increase in Authorized Shares Amendment and effect the reverse stock split and increase the total number of authorized shares as soon as permitted pursuant to the rules of the SEC. See “Description of Securities” on page 149 of the primary offering prospectus.

●	On July 31, 2024, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Selling Stockholders pursuant to which we sold, in a private placement (the “Private Placement”), secured notes with an aggregate principal amount of $1,150,000 (the “Notes”), and received proceeds before expenses of $1,000,000. As consideration for entering into the Securities Purchase Agreement, we issued a total of 1,299,999 shares of common stock of the Company to the Selling Stockholders on August 2, 2024. The Selling Stockholders’ resale of these shares is being registered on the registration statement of which this prospectus forms a part.

●	On August 1, 2024, Hatem Abou-Sayed MD informed us of his decision to resign as a member of the Board of Directors of the Company and as Chief Medical Officer effective as of August 1, 2024.

●

On July 23, 2024, our Board and our majority shareholders approved, among other things, the re-domestication of the Company from a Delaware corporation to a Nevada corporation (the “Redomestication”). As part of the Redomestication, the Company intends to change its name from “Elevai Labs Inc.” to “PMGC Holdings Inc.” The Board intends to effect the Redomestication in the near future.

●	On June 28, 2024, we announced the introduction of the Elevai S-Series™ hair and scalp care product line through Elevai Skincare, a subsidiary of Elevai Labs.

●	On June 21, 2024, Jordan Plews resigned as Chief Executive Officer and President of the Company effective as of June 21, 2024, and the Board appointed Graydon Bensler as Chief Executive Officer and Braeden Lichti as Chairman of the Board.

●	On June 20, 2024, we notified Brenda Buechler, our former Chief Marketing Officer, and Christoph Kraneiss, our former Chief Commercial Officer, that each of them was involuntarily terminated without “cause” or laid off from employment as part of a wider job elimination/restructuring or reduction in force of the Company in order to streamline the Company’s operations and organizational structure.

●	On June 19, 2024, we entered into an unsecured revolving line of credit agreement (the “Revolving Credit Agreement”) with NorthStrive Fund II LLP. The Revolving Credit Agreement provides for a $200,000 unsecured line of credit to the Company (the “Revolving Credit Facility”) with a maturity date of June 19, 2025 (the “Maturity Date”), and interest calculated at the rate of twenty percent (20.0%) per annum on the outstanding principal balance through the Maturity Date. The Company may prepay any outstanding balance of the Revolving Credit Facility at any time provided that all such interest is simultaneously satisfied in full.

●	On May 21, 2024, we received a letter from the Nasdaq Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”), notifying that we were no longer in compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2,500,000 (the “Stockholders’ Equity Rule”). In addition, as of May 21, 2024, we do not currently meet the alternative compliance standards relating to the market value of listed securities or net income from continuing operations. Under Nasdaq rules, we have 45 calendar days from May 21, 2024 to submit a plan or regain compliance. If our plan to regain compliance is accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of the letter for us to regain compliance. We submitted a plan on July 9, 2024 and as of June 30, 2024, our stockholders’ equity was approximately $2.6 million. In August 2024, Nasdaq informed us that, despite our stockholders’ equity being above $2,500,000, Nasdaq is not prepared to issue a compliance determination given the small margin compliance and other financial information as reported in our Quarterly Report on Form 10-Q for the period ended June 30, 2024. Nasdaq requested that we submit a compliance plan to demonstrate our ability to regain and maintain compliance with the Stockholders Equity Rule over the next nine to 12 months. We submitted a compliance plan on August 23, 2024. One of the reasons for this offering is to improve our stockholders’ equity in an effort to comply with this Nasdaq requirement. On September 4, 2024, Nasdaq sent us the Notice stating that, notwithstanding the reported stockholders’ equity of approximately $2.6 million as of June 30, 2024, based on our historical burn rate, we had failed to regain compliance with the Stockholders’ Equity Rule and our stock is subject to delisting. The Notice provided that we have the ability to appeal to the Nasdaq Hearing Panel, which requires us to submit a written request and pay a fee. On September 4, 2024, we made the applicable fee payment to Nasdaq in order to appeal to the Nasdaq Hearing Panel.

●	On May 3, 2024, the Company entered into a one-year consulting agreement (the “Santorio Agreement”) with Santorio Biomedical, LLC (“Santorio”) for the services of Mr. Deniel Mero, Director of Santorio Biomedical, LLC, whereby Santorio agreed to cause Mr. Mero to perform his services as outlined in Exhibit A to the Santorio Agreement and the Company agreed to compensate Santorio on behalf of Mr. Mero by the Company in connection with his performance of such services. Santorio agreed to cause Mr. Mero, as an independently contracted consultant to primarily provide services to the Company’s wholly owned subsidiary Elevai Biosciences Inc., which include but are not limited to, (i) discover, assess, and introduce biotechnology opportunities to the Company; (ii) advise the Board regarding certain strategic matters, including development of biotechnology pipeline assets, recruiting and negotiating a contract with a clinical research organization (CRO), assisting in efforts to recruit potential directors and team members to build the biotechnology subsidiary and forming a scientific advisory board; and (iii) to perform services for subsidiaries of the Company as may be necessary. Pursuant to the Santorio Agreement, we agreed to pay Mr. Mero a fee of $180,000 fee per year, payable in monthly installments and granted him a total of 2,450,000 shares of restricted common stock, payable in four installments of 615,000 shares over the course of 10 months. We issued the first installment of 615,000 shares on May 3, 2024, and the second installment on August 1, 2024.

●	On April 30, 2024, we entered into a license agreement with MOA Life Plus Co., Ltd., a South Korean corporation (“MOA”). Under the MOA License Agreement, MOA has granted the Company an exclusive license to commercialize under certain of MOA’s patent rights concerning two licensed products including (i) a clinical stage engineered probiotic expressing myostatin and, (ii) preclinical engineered probiotic expressing dual myostatin & activin-A antigens (the “Licensed Products”). In order to enforce intellectual property rights associated with Licensed Products by grant of the exclusive license, the Company is obligated to file, prosecute and maintain intellectual property rights associated with the Licensed Products, and any improvements thereto. Under the MOA License Agreement, the Company paid an upfront license fee to MOA totaling $400,000 and issued nine hundred fifty thousand shares (950,000) of the common stock of the Company. The Company has agreed to pay single digit and low double digit annual royalties on net sales of Licensed Products during the initial fifteen-year licensed royalty term. In addition, the Company will pay MOA a one-time fixed amount for each developmental milestone achieved by the Company as it relates to clinical trial progression and one-quarter of sales milestones identified in the License Agreement.

●	On April 22, 2024, we entered into our fifth International Distribution Agreement, which collectively contracted minimum purchase requirements of $4.9 million in the first five years. In the event the minimum purchase requirements are not met, we have the right to terminate the distribution agreement.

●	On March 18, 2024, we announced the launch of our online E-commerce portal.

●

On March 6, 2024,we received a letter from the Nasdaq Listing Qualifications Staff of Nasdaq therein stating that for the 30 consecutive business day period since March 6, 2024, our common stock had not maintained a minimum closing bid price of $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we were provided an initial period of 180 calendar days, or until September 3, 2024, to regain compliance with the Bid Price Rule. To regain compliance, the closing bid price of our common stock must meet or exceed $1.00 per share for a minimum of 10 consecutive trading days, unless extended by Nasdaq under Nasdaq Rule 5810(c)(3)(H), prior to September 3, 2024. We had failed to regain compliance with the Bid Price Rule prior to September 3, 2024 and since we did not qualify to request an extension, partly because we did not have $5 million in stockholders’ equity, September 4, 2024, Nasdaq sent us the Notice stating that we had failed to regain compliance with the Bid Price Rule and our stock is subject to delisting. The Notice provided that we have the ability to appeal to the Nasdaq Hearing Panel, which requires us to submit a written request and pay a fee. On September 4, 2024, we made the applicable fee payment to Nasdaq in order to appeal to the Nasdaq Hearing Panel. Despite the appeal, we will still be able to effectuate the proposed reverse split while awaiting the Hearing Panel date. In the event our stock trades at a price that is equal to at least $1.00 per share for a period of 10 consecutive days during the period between requesting a hearing and the scheduled hearing date, the Bid Price Rule issue will be deemed moot and the Nasdaq Hearing Panel appointment will be canceled, and we will have been deemed to have regained compliance with the Bid Price Rule. In the event the closing bid price of our common stock does not meet or exceed $1.00 per share for a minimum of 10 consecutive trading days between the date of requesting the hearing and the scheduled hearing date, our stock may be delisted. The Notice from Nasdaq has no immediate effect on the listing of our common stock and our common stock will continue to be listed on The Nasdaq Capital Market under the symbol “ELAB.” Our proposed reverse split is designed to meet the Bid Price Rule requirements.

●	On January 16, 2024, we entered into the INmune License Agreement with INmune Bio, Inc.

●	On December 7, 2023, we expanded international distribution into Europe.

●	On November 28, 2023, we entered into a collaboration and license agreement the Collaboration Agreement with Yuva as described earlier. Under the Collaboration Agreement, Yuva and the Company agreed to collaborate on the research, development, manufacture and commercialization of a potentially new cosmetic product for Company’s aesthetics skincare offerings.

●	On November 20, 2023, we entered into an underwriting agreement with Univest Securities, LLC and Webull Financial LLC, as representatives of the underwriters listed on Schedule A thereto in connection with the initial public offering of 1,500,000 shares of common stock at an offering price of $4.00 per share. The common stock commenced trading on The Nasdaq Capital Market on November 21, 2023, under the symbol “ELAB.” The closing of our initial public offering took place on November 24, 2023.

Intellectual Property

We have developed a comprehensive portfolio of intellectual property, consisting of patent applications, trademarks, domain names, know-how and trade secrets. As of the date of this prospectus, we have 15 registered trademarks inclusive of 12 global trademarks and 3 United States trademarks, and 18 trademark applications pending, 2 registered domain names, one issued patent, 3 non-provisional patent applications filed, 1 provisional patent application and four International Patent Corporation Treaty (“PCT”) applications filed.

Our Precision Regenerative Exosome Technology™, or PREx™, process is used to produce Elevai Exosomes™ and the exact process remains a trade secret. We have strategically decided to not pursue a patent around the process.

We believe our intellectual property adequately protects our products and technology and may prevent others from commercializing products or methods substantially similar to ours.

Our Resale Offering

Certain of our stockholders will be selling through the Resale Prospectus a total of 1,299,999 shares of common stock. We will not receive any proceeds from the sales by the Selling Stockholders of the securities set forth in the Resale Prospectus.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different outside and inside front covers and back covers;

●	they contain different “Offering” sections in the “Prospectus Summary” section beginning on page Alt-1;

●	they contain different “Use of Proceeds” sections on page Alt-23;

●	the “Capitalization” and “Dilution” sections from the Public Offering Prospectus are deleted from the Resale Prospectus;

●	a “Selling Stockholders” section is included in the Resale Prospectus;

●	the “Plan of Distribution” section from the Public Offering Prospectus is deleted from the Resale Prospectus and a “Selling Stockholder Plan of Distribution” is inserted in its place in the Resale Prospectus; and

●	the “Legal Matters” section in the Resale Prospectus on page Alt-25 deletes the reference to counsel for the placement agent.

Summary Risk Factors

Our business is subject to a number of risks. You should be aware of these risks before making an investment decision. These risks are discussed more fully in the section of the public offering prospectus titled “Risk Factors,” which begins on page 22 of primary offering prospectus. These risks include, among others, that:

Risks Related to Our Financial Condition and the Offering

In addition to the risks described above, we are subject to general risks and uncertainties relating our financial condition, including, but not limited to, the following:

●	As described in the report of our auditors for the years ended December 31, 2023, and 2022 and the notes to our consolidated financial statements for such years, there is substantial doubt about our ability to continue as a going concern, and if we are unable to continue, you may lose your entire investment;

●	We have a history of net losses, and we may not be able to achieve or maintain profitability in the future;

●	This offering is being made on a best efforts basis and we may sell fewer than all of the securities offered hereby and may receive significantly less in net proceeds from this offering, which will provide us only limited working capital;

Risks Related to Our Business, Our Brand, Our Products and Our Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

●	Our revenues and financial results depend significantly on sales of our Elevai Post Treatment E-Series™. If we are unable to manufacture or sell our Elevai Post Treatment E-Series™, in sufficient quantities and in a timely manner or maintain client acceptance of our Elevai Post Treatment E-Series™, our business will be materially and adversely impacted;

●	Our marketed products and our products under development could be rendered obsolete by technological or other medical advances;

●	We have a limited operating history at our current scale, which may make it difficult to evaluate our business and future prospects;

●	Restrictions on the use of human stem cells, and the ethical, legal and social implications of that research, could prevent us from developing or gaining acceptance for commercially viable products in these areas;

●	Our products may be expensive to manufacture, and they may not be profitable if we are unable to control the costs to manufacture them;

●	Our business is based on novel technologies that are inherently expensive, risky and may not be understood by or accepted in the cosmetics marketplace, which could adversely affect our future value;

Risks Related to Our Dependence on Third Parties

Risks and uncertainties related to our dependence on third parties include, but are not limited to, the following:

●	We depend on our collaborators to help us develop and test our proposed products, and our ability to develop and commercialize products may be impaired or delayed if collaborations are unsuccessful;

●	If we, or our third-party manufacturers or formulators fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business;

Risks Related to Our Products Legal and Regulatory Risks

Risks and uncertainties related to our legal and regulatory risks include, but are not limited to, the following:

●	A recall or suspension of sale of our products, or the discovery of serious safety issues with our products or the incorrect application of such products by medical professionals to which we sell such products, could have a significant negative impact on us;

●	Restrictive and extensive government regulation could slow or hinder our production of cosmetics containing a stem-cell byproduct and we may be unsuccessful in our efforts to comply with applicable federal, state and international laws and regulations, which could result in government enforcement actions;

●	We have suspended sales in Canada beginning in March 2024 after receiving correspondence from Health Canada indicating that our products are not compliant with applicable Canadian laws and regulations, and no assurances can be made that we will be able to resolve this issue with Health Canada and re-commence sales there, or that similar or related issues will not arise in other jurisdictions, any of which would materially harm our business and operating results;

●	A recall or suspension of sale of our products, or the discovery of serious safety issues with our products or the incorrect application of such products by medical professionals to which we sell such products, could have a significant negative impact on us;

Risks Related to Our Intellectual Property

Risks related to our and third parties’ intellectual property, including, but not limited to, the following:

●	If we fail to protect or enforce our intellectual property or confidential proprietary information relating to our products or product candidates, others could compete against us more directly and we may not be able to compete effectively in our market;

●	We may not be able to protect our proprietary technology, or that of third parties on which we rely, which could harm our ability to operate profitably; and

●	Patents or other intellectual property held by other persons may result in infringement claims against us that could be costly to defend and which may limit our ability to use the disputed technologies or intellectual property and prevent us from pursuing research and development or commercialization of products and product candidates;

Risks Related to the Licensed Products

Risks related to the Licensed Products and related operations, including, but not limited to, the following:

●	We license from a third party the rights to product candidates related to the potential prevention and treatment of muscular and obesity-related conditions, and are therefore subject to the risk that we lose the license after investing substantial resources into the research and development of these product candidates;

●	Since we expect to continue to rely on third parties to conduct, supervise and monitor pre-clinical and clinical trials with respect to the Licensed Products, if those third parties fail to perform in a satisfactory manner and one that meets applicable regulatory, scientific and safety requirements, it may materially harm our business; and

●	Our future commercial success and ability to generate material revenue with respect to the Licensed Products depends on gaining regulatory approval for our products and successfully completing preclinical and clinical trials for our products, and we may be unable to obtain such approvals or successfully complete such trials, including due to potential adverse results of such trials.

Risks Related to the Ownership of Our Securities

In addition to the risks described above, we are subject to general risks and uncertainties relating to this offering, including, but not limited to, the following:

●	Purchasers in the offering will suffer immediate dilution;

●	You may experience future dilution as a result of future equity offerings or acquisitions;

●	Our management will have broad discretion over the use of the net proceeds from this offering;

●	Our common stock may be affected by limited trading volume and price fluctuations, which could adversely impact the value of the securities; and

●	We have identified material weaknesses in our internal control over financial reporting. Failure to maintain effective internal controls could cause our investors to lose confidence in us and adversely affect the market price of our common stock. If our internal controls are not effective, we may not be able to accurately report our financial results or prevent fraud.

●	We may not be able to continue to satisfy listing requirements of Nasdaq to maintain a listing of our common stock.

Corporate History and Structure

Elevai Labs Inc. was incorporated in Delaware in June 2020 under the original name Reactive Medical Labs Inc. We are in the process of reincorporating in Nevada. In June 2021, we entered into a stock transfer agreement with Reactive Medical Inc., a Canadian company, whereby we purchased substantially all of the assets and liabilities of Reactive Medical Inc. Under the stock transfer agreement, we acquired 100% of the issued and outstanding common shares of Reactive Medical Inc. Immediately before the stock transfer agreement BWL Investments Ltd., a British Columbia Canada corporation owned 100% of the issued and outstanding common shares of Reactive Medical Inc. In consideration of 100% of the issued and outstanding common shares of Reactive Medical Inc., we issued 100 shares of our common stock to BWL Investments Ltd. Upon completion of the stock transfer agreement, Reactive Medical Inc. became our wholly owned subsidiary. We established Elevai Biosciences, Inc. and Elevai Skincare, Inc. on May 1, 2024 as wholly owned subsidiaries. In September 2022, Reactive Medical Inc. changed its name to Elevai Research Inc. Our principal executive offices are located at 120 Newport Center Dr. #250, Newport Beach, CA 92660.

As of the date of this prospectus, we are qualified to do business as a foreign corporation in the state of California. Our telephone number is 866-794-4940. Our website address is https://elevailabs.com. Information contained on our website or connected thereto or on any other website referred to herein or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Elevai has three wholly owned subsidiaries, Elevai Research Inc. (FKA Reactive Medical Inc.), Elevai Biosciences, Inc. and Elevai Skincare, Inc.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules. We expect that we will remain an emerging growth company for the foreseeable future, but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies.

These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act to comply with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies. We will remain a smaller reporting company until the end of the fiscal year in which (1) we have a public common equity float of more than $250 million, or (2) we have annual revenues for the most recently completed fiscal year of more than $100 million and a public common equity float or public float of more than $700 million. We also would not be eligible for status as a smaller reporting company if we become an investment company, an asset-backed issuer or a majority-owned subsidiary of a parent company that is not a smaller reporting company.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

The RESALE offering

Common stock offered:	1,299,999 shares

Shares of common stock outstanding before this offering:	20,804,614 shares

Shares of common stock outstanding after the resale offering:	20,804,614 shares

Shares of common stock outstanding after the resale offering and the primary offering:	49,279,039 shares(1)

Use of proceeds:	We will not receive any proceeds from the sale of common stock held by the Selling Stockholder being registered in this prospectus.

Listing:	Our common stock listed on The Nasdaq Capital Market under the symbol “ELAB.”

Risk factors:	An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 22 of the primary offering prospectus contained in the registration statement of which this prospectus forms a part, and other information included in this prospectus and the registration statement of which this prospectus forms a part, for a discussion of factors you should carefully consider before deciding to invest in our common stock.

(1)

Assumes the issuance and sale by us of 28,571,425 shares of our common stock pursuant to the primary offering prospectus filed contemporaneously herewith and no sale of any pre-funded warrants and no exercise of any of the warrants issued in the primary offering prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock held by the Selling Stockholders.

SELLING STOCKHOLDERS

This prospectus relates to the sale or other disposition of up to 1,299,999 shares of our common stock by the Selling Stockholders and their donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer.

The table below sets forth information as of the date of this prospectus, to our knowledge, the Selling Stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of the shares of common stock held by the Selling Stockholders. The second column lists the number of shares of common stock beneficially owned by the Selling Stockholders, as of September 16, 2024. The third column lists the maximum number of shares of common stock that may be sold or otherwise disposed of by the Selling Stockholders pursuant to the registration statement of which this prospectus forms a part. The Selling Stockholders may sell or otherwise dispose of some, all or none of their shares. Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares of our common stock as to which a stockholder has sole or shared voting power or investment power, and also any shares of our common stock which the stockholder has the right to acquire within 60 days.

The percentage of beneficial ownership for the Selling Stockholders is based on shares of common stock outstanding as of the date of this prospectus.

To our knowledge, none of the Selling Stockholders have had any material relationship with us within the past three years. Our knowledge is based on information provided by the Selling Stockholders in registration statement questionnaires.

The shares of common stock being covered hereby may be sold or otherwise disposed of from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the Selling Stockholders. After the date of effectiveness of the registration statement of which this prospectus forms a part, the Selling Stockholders may have sold or transferred, in transactions covered by this prospectus, some or all of their common stock.

Information about the Selling Stockholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

	Shares Beneficially Owned as of the date of this Prospectus		Shares Offered by this	Shares Beneficially Owned After the Offering(1)
Name of Selling Stockholder	Number	Percent	Prospectus	Number	Percent
L1 Capital Global Opportunities Master Fund, Ltd.(2)	433,333	2.1%	433,333	-	-%
Sabby Volatility Warrant Master Fund, Ltd.(3)	433,333	2.1%	433,333	-	-%
Anson Investments Master Fund LP(4)	433,333	2.1%	433,333	-	-%
Total	1,299,999	6.4%	1,299,999	-	-%

(1)	Assumes the sale of all shares offered pursuant to the primary offering prospectus.

(2)	David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such they may be deemed to be beneficial owners of such shares of Common Stock. The business address of L1 Capital Global Opportunities Master Fund., Ltd. is 161A Shedden Road, 1 Artillery Court, PO Box 10085, Grand Cayman KY1-1001, Cayman Islands.

(3)	Sabby Management, LLC, the investment manager to Sabby Volatility Warrant Master Fund, Ltd. (“Sabby”), has discretionary authority to vote and dispose of the shares held by Sabby and may be deemed to be the beneficial owner of these shares. Hal Mintz, in his capacity as manager of Sabby Management, LLC, may also be deemed to have investment discretion and voting power over the shares held by Sabby. Sabby Management, LLC and Mr. Mintz each disclaim any beneficial ownership of these shares.

(4)	Anson Advisors Inc and Anson Funds Management LP, the Co-Investment Advisers of Anson Investments Master Fund LP (“Anson Investments”), hold voting and dispositive power over the common stock held by Anson Investments. Tony Moore is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Moore, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these common stock except to the extent of their pecuniary interest therein. The principal business address of Anson is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SELLING STOCKHOLDER PLAN OF DISTRIBUTION

The Selling Stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

●	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a Selling Stockholder. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares of common stock held by the Selling Stockholders or its transferees, pledgees or other successors in interest may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock held by the Selling Stockholders. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of common stock by any Selling Stockholder. If we are notified by any Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of his, her, or its common stock, if required, we will file a supplement to this prospectus. If the Selling Stockholders use this prospectus for any sale of their shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

In order to comply with the securities laws of some states, if applicable, the common stock held by the Selling Stockholders or its transferees, pledgees or other successors in interest may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements becomes available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earliest of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement and (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Sichenzia Ross Ference Carmel LLP.

1,299,999 Shares of Common Stock

Elevai Labs Inc.

RESALE PROSPECTUS

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of these securities.

Prospectus dated September 20, 2024